LG Electronics Inc.

LG Twin Towers
20, Yeouido-dong, Yeongdeungpo-gu, Seoul, 150-721, Korea
Tel : 82-2-3777-1114

September 14, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: LG Electronics Inc. (File No.: 82- 3857)
Exemption Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of LG Electronics Inc., a company organized under the laws of Republic of Korea (the "<u>Issuer</u>"), we hereby amend the exemption (the "<u>Exemption</u>") from the reporting obligations of the U.S. Securities Exchange Act of 1934, as amended (the "<u>Exchange Act</u>"), granted by the U.S. Securities and Exchange Commission (the "<u>Commission</u>") to the Issuer pursuant to Rule 12g3-2(b). This amendment is being submitted to the Commission pursuant to Rule 12g3-2(f)(2).

In accordance with the terms of Rule 12g3-2(f)(1), we confirm that the Issuer intends to satisfy its obligation pursuant to the terms of the Exemption to furnish the information and documents required by Rule 12g3-2(b)(1)(iii) to the Commission by means of publication of such information and documents on the Issuer's internet website or through an electronic information delivery system generally available to the public in the Issuer's primary trading market.

We further confirm that the Issuer intends to publish the information and documents specified in Rule 12g3-2(b)(1)(iii) with the understanding that, in accordance with the terms of Rule 12g3-2(b)(4), such information and documents will not be deemed "filed" with the Commission, or otherwise subject to the liabilities of Section 18 of the Exchange Act.

In accordance with the terms of Rule 12g3-2(f)(2), we hereby provide the Commission with the following addresses on behalf of the Issuer:

Issuer's Internet Website Address:	http://www. lge.com → IR

dw 9/20

We also confirm on behalf of the Issuer that, in accordance with the Notes to Rule 12g3-2(e), the Issuer will, at a minimum, publish on its internet website or on the specified electronic delivery system English language translations of the following information and documents that are required to be furnished under Rule 12g3-2(b)(1)(iii):

i. Issuer's annual reports, including annual financial statements;

ii. Issuer's interim reports, including financial statements;

iii. Issuer's press releases; and

iv. All other communications and documents the Issuer distributes to the holders of the securities to which the Exemption relates.

Kindly acknowledge receipt of this letter by stamping and returning it by fax at 822 3777 5301 or email at tbird@lge.com with attention to Jeong-Soo Park

Very truly yours,

Jeong-Soo Park
Deputy General Manager
LG Electronics Inc.

END